[PREMIER EXHIBITIONS LETTERHEAD]
October 3, 2006
VIA EDGAR CORRESPONDENCE & FACSIMILE (202-772-9202)
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attention: Claire Erlanger

Re:	Premier Exhibitions, Inc. (the “Registrant”)
Registration Statement on Form S-1, filed October 2, 2006 File No. 333-130873 (the “Registration Statement”)
Dear Ms. Erlanger:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of the Registrant I hereby request that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date for the Registration Statement so that it will be declared effective at 4 p.m. on October 3, 2006, or as soon as thereafter practicable. In connection with this request, the Registrant hereby acknowledges that:
     1. should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     2. the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     3. the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully requested,
/s/ Stephen Couture
Stephen Couture
Vice President & Chief Financial Officer
cc: Daniel R. Kinel, Esq., Harter Secrest & Emery LLP